UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Ruckus Wireless, Inc.

(Name of Subject Company)

Ruckus Wireless, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

781220108

(CUSIP Number of Class of Securities)

Selina Y. Lo

President and Chief Executive Officer

Ruckus Wireless, Inc.

350 West Java Drive

Sunnyvale, CA 94089

(650) 265-4200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Scott Maples Vice President Legal & General Counsel Ruckus Wireless, Inc. 350 West Java Drive Sunnyvale, CA 94089 (650) 265-4200	Alexandra D. Korry Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	Sarah P. Payne Sullivan & Cromwell LLP 1870 Embarcadero Rd Palo Alto, CA 94303 (650) 461-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (“Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2016 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”), by Ruckus Wireless, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the offer (the “Offer”) by Brocade Communications Systems, Inc., a Delaware corporation (“Parent” or “Brocade”), and Stallion Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), to exchange for each issued and outstanding share of the common stock of the Company, par value $0.001 per share, that is validly tendered and not validly withdrawn in the offer, (a) $6.45 in cash and (b) 0.75 of a share of Brocade common stock, par value $0.001 per share, together with cash in lieu of any fractional shares of Brocade common stock, in each case, without interest and less any applicable withholding taxes (such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated April 29, 2016, and in the related letter of transmittal, together with any amendments or supplements thereto, the “Offer”).

All information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes thereto that were previously filed with the Schedule 14D-9, is hereby expressly incorporated by reference into this Amendment No. 4, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment No. 4 have the meanings ascribed to them in the Schedule 14D-9.

Item 8. ADDITIONAL INFORMATION

“Item 8. Additional Information” is hereby amended and supplemented by adding the following new subsection to the end of such Item 8:

“Final Results of the Offer

At 12:00 midnight, Eastern time, at the end of May 26, 2016, the Offer expired as scheduled and was not extended. The Purchaser was advised by the depositary and exchange agent for the Offer that as of the expiration of the Offer, a total of 53,714,146 Shares were validly tendered and not validly withdrawn in the Offer, representing approximately 58.3% of the outstanding Shares. The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the condition to the Offer that Company stockholders must have validly tendered and not validly withdrawn, in accordance with the terms of the Offer and prior to the expiration of the Offer, a number of Shares that, together with any Shares then owned by Parent and the Purchaser and Parent’s other subsidiaries, represents at least a majority of all then outstanding Shares, and all other conditions to the Offer were satisfied. Accordingly, the Purchaser accepted for exchange, and will promptly exchange, all 53,714,146 Shares validly tendered and not validly withdrawn in the Offer, for the Offer Consideration.

Following the consummation of the Offer, Parent and the Purchaser completed the acquisition of the Company pursuant to the terms of the Merger Agreement, through the merger of the Purchaser with and into the Company in accordance with Section 251(h) of the DGCL, with the Company continuing as the surviving corporation. In the Merger, each Share that was issued and outstanding immediately prior to the effective time of the Merger (other than Excluded Shares) was converted, at the effective time of the Merger, into the right to receive the Offer Consideration described herein.

Following the Merger, all Shares will be delisted from the NYSE and deregistered under the Exchange Act.

On May 27, 2016, Parent issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the press release is attached as Exhibit (a)(5)(D) hereto, and is incorporated by reference herein.”

Item 9. EXHIBITS

“Item 9. Exhibits” is hereby amended and supplemented by the addition of Exhibit (a)(5)(D) as follows:

Exhibit No.	Description

(a)(5)(D)	Press Release issued by Brocade Communications Systems, Inc., dated May 27, 2016 (incorporated by reference to Exhibit (a)(5)(V) to Amendment No. 8 to Schedule TO, filed by Brocade Communications Systems, Inc. with the SEC on May 27, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2016	RUCKUS WIRELESS, INC.

	By:	/s/ Scott Maples
Scott Maples
Vice President, General Counsel & Corporate Secretary

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